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Exhibit 99.5

BRF—BRASIL FOODS S.A.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2009

Outlook for Second Quarter of 2009 and Full Year 2009

        We expect that our results of operations for the second quarter of 2009 and full year 2009 will show gradual improvement compared to our results of operations for the first quarter of 2009, primarily due to improved demand in our primary export markets. We believe that demand in our principal export markets, particularly in the Middle East and the Far East, together with improvements in economic indicators in the domestic market, should contribute to gradual improvements in our margins in 2009, depending on trends in our markets and in the U.S. dollar-real exchange rate.

        Other factors that should influence our results of operations in the full year 2009 include our ability to obtain synergies from the integration of past acquisitions and restructuring, and the implementation of our "Project New World" (Projeto do Novo Modelo Comercial—Terra Nova) business model, including a strategic focus on our clients and measures to leverage our product portfolio, brands and distribution network.

        Although 2009 has been a challenging year because of the global economic crisis, we will continue to pursue our strategy of long-term growth, managing business risks and focusing on producing returns for our shareholders.

        The above outlook for our financial performance for the second quarter of 2009 and full year 2009 is subject to change, and actual results may differ significantly from our current expectations. The above outlook also does not take into account the effect that Sadia's financial condition and results of operations is expected to have on our consolidated financial performance in 2009. We plan to include Sadia's financial condition and results of operations in our consolidated financial statements beginning with the third quarter of 2009. As a result, Sadia's results of operations are expected to affect our consolidated results of operations as from July 1, 2009.

Results of Operations for the Three Months Ended March 31, 2009 Compared with Three Months Ended March 31, 2009

Net Sales

        Our net sales increased 5.7% to R$2,603.1 million in the three months ended March 31, 2009 from R$2,461.7 million in the same period in the prior year, mainly due to increases in sales volumes in both the domestic and, to a lesser extent, the export markets, which were partially offset by lower average selling prices that resulted from increased discounts that we were required to grant to customers, primarily in our export markets.

  Domestic Market

        Net sales from our domestic market increased 8.2% to R$1,487.2 million in the three months ended March 31, 2009 from R$1,374.9 million in the same period in the prior year, primarily as a result of a 22.7% increase in sales volumes and shifts in mix toward higher value-added products in the meat and dairy businesses.

        Poultry—Domestic net sales from poultry products increased 3.0% to R$100.6 million in the three months ended March 31, 2009 from R$97.6 million in the same period in the prior year, mainly due to a 6.0% increase in average selling prices, which were partially offset by a 2.8% decrease in sales volumes. The decrease in sales volumes reflects our focus in the domestic market on products with higher profit margins.

        Pork and beef—Domestic net sales of pork and beef cuts increased 2.0% to R$33.6 million in the three months ended March 31, 2009 from R$32.9 million in the same period in the prior year, mainly due to a 31.1% increase in average selling prices, which was partially offset by a 22.2% decrease in sales volumes. The decrease in sales volumes reflects our focus in the domestic market on products with higher profit margins.

        Milk—Milk includes long life (UHT), pasteurized and powdered milk. Domestic net sales of milk increased 18.1% to R$342.3 million in the three months ended March 31, 2009 from R$289.9 million in the same period in the prior year, mainly as a result of a 20.4% increase in sales volumes, which was partially offset by 5.2% decrease in average selling prices. Oversupply and low prices characterized the UHT and powdered milk markets in 2008 due to burgeoning world production. During 2008, we undertook a review of fluid milk volumes and adjusted production costs to reestablish more satisfactory margins for this business, which positively affected our results for the three months ended March 31, 2009 compared to the same period in 2008.

        Processed foods—Domestic net sales from processed foods increased 4.5% to R$911.5 million in the three months ended March 31, 2009 from R$872.6 million in the same period in the prior year, mainly due to a 13.7% increase in average selling prices, mainly as a result of our focus in the domestic market on products with higher profit margins, which was partially offset by a 7.9% decrease in sales volumes due primarily to a 15.4% decrease in sales volumes of dairy processed products.

        Other—Domestic net sales from other products increased 21.2% to R$99.2 million in the three months ended March 31, 2009 from R$81.9 million in the same period in the prior year due to third-party sales of fluid milk and soybean and feed products.

        The following table provides a breakdown of changes in net sales, sales volumes and average selling prices in the domestic market.

	Net Sales			Sales Volumes			Average Selling Prices
	Three Months Ended March 31,			Three Months Ended March 31,			Three Months Ended March 31,
Domestic Market	2009	2008	Change	2009	2008	Change	2009	2008	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais per kg)		(%)
Poultry	100.6	97.6	3.0	31.0	31.9	(2.8)	3.24	3.06	6.0
Pork /beef	33.6	32.9	2.0	7.5	9.6	(22.2)	4.47	3.41	31.1
Milk(1)	342.3	289.9	18.1	200.6	166.6	20.4	1.65	1.74	(5.2)
Processed foods(2)	911.5	872.6	4.5	220.4	239.4	(7.9)	4.14	3.64	13.7
Other	99.2	81.9	21.2	152.9	51.4	197.4	0.72	1.62	(55.3)

Total	1,487.2	1,374.9	8.2	612.5	499.0	22.7	2.83	2.97	(11.9)

(1)
Fluid and powdered milk.

(2)
Includes processed meat, other processed products (e.g., lasagnas, pizzas and cheese bread) and dairy processed products.

  Export Markets

        Net sales in our export markets increased 2.7% to R$1,115.8 million in the three months ended March 31, 2009 from R$1,086.8 million in the same period in the prior year, mainly due to a 3.9% increase in sales volumes, which was partially offset by a 1.2% decrease in average selling prices. Poor economic conditions and other adverse events in the fourth quarter of 2008 were responsible for undermining our efforts to improve our profit margin, mainly due to an accentuated fall in international average selling prices during the last quarter of 2008 of 15.2% in FOB (free on board) U.S. dollar terms compared with the third quarter, a reflection of reduced inventories by importers due to the difficulty in raising working capital. Our average FOB U.S. dollar selling prices decreased an average of 22.4% in the quarter compared with the same period in 2008 and 22.8% compared with the fourth quarter of 2008.

        Poultry—Export net sales from poultry products increased 7.7% to R$708.7 million in the three months ended March 31, 2009 from R$658.0 million in the same period in the prior year, mainly due to a 6.8% increase in sales volumes and a 0.8% increase in average selling prices despite the global economic recession, mainly as a result of an increase in demand in our primary export markets in the first three quarters of 2008, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years. Average selling prices started to decrease in the fourth quarter of 2008 as a result of the continuing global economic recession, which caused a reduction of inventories by our customers in our primary export markets and, in turn, a decline in demand. This decrease was partially offset by the effects of the depreciation of the real against the U.S. dollar in the first quarter of 2009 compared to the same period in 2008.

        Pork and beef—Export net sales of pork and beef products increased 15.6% to R$177.6 million from R$153.7 million in the same period in the prior year, mainly due to an 11.6% increase in sales volumes and a 3.5% increase in average selling prices despite the global economic recession, mainly as a result of an increase in demand in our primary export markets in the first three quarters of 2008, following global economic growth of prior years that resulted in Brazilian exports of meat (poultry, pork and beef) in 2008 reaching the highest level in years. Average selling prices started to decrease in the fourth quarter of 2008 as a result of the continuing global economic recession, which caused a reduction of inventories by our customers in our primary export markets and, in turn, a decline in demand. This decrease was partially offset by the effects of the depreciation of the real against the U.S. dollar in the first quarter of 2009 compared to the same period in 2008.

        Milk—Export net sales of milk decreased 80.2% to R$4.5 million in the three months ended March 31, 2009 from R$22.7 million in the same period in the prior year, mainly as a result of a 72.4% decrease in sales volumes and a 28.1% decrease in average selling prices. Oversupply and low prices characterized the UHT and powdered milk markets in 2008 due to burgeoning world production—in particular in New Zealand—as well as the effects of the global economic recession on the demand for milk.

        Processed food products—Export net sales of processed food products decreased 10.9% to R$225.1 million in the three months ended March 31, 2009 from R$252.5 million in the same period in the prior year, mainly due to an 8.4% decrease in sales volumes and a 2.7% decrease in average selling prices as a result of the global economic recession in general and, in particular, due to reduced demand in Europe for turkey processed food products. Export net sales from dairy products decreased 71.2% to R$2.2 million.

        In real terms, average selling prices of meats increased approximately 1.6% in the three months ended March 31, 2009 as a whole compared to the same period in the prior year, mainly as a result of foreign exchange variations in the period, which were partially offset by decreased FOB U.S. dollar average selling prices and additional discounts granted to customers, especially in export markets.

	Net Sales			Sales Volumes			Average Selling Prices
	Three Months Ended March 31,			Three Months Ended March 31,			Three Months Ended March 31,
Export Markets	2009	2008	Change	2009	2008	Change	2009	2008	Change
	(in millions of reais)		(%)	(thousand tons)		(%)	(in reais per kg)		(%)
Poultry	708.7	658.0	7.7	199.8	187.1	6.8	3.55	3.52	0.8
Pork /beef	177.6	153.7	15.6	35.3	31.6	11.6	5.03	4.86	3.5
Milk(1)	4.5	22.7	(80.2)	0.8	2.9	(72.4)	5.56	7.74	(28.1)
Processed foods(2)	225.1	252.5	(10.9)	41.6	45.5	(8.4)	5.41	5.55	(2.7)
Other	—	—	—	—	—	—	—	—	—

Total	1,115.8	1,086.8	2.7	277.5	267.1	3.9	4.02	4.07	(1.2)

(1)
Fluid and powdered milk.

(2)
Includes processed meat, other processed products (such as lasagnas, pizzas and cheese bread) and dairy processed products.

        We reported the following performance in our main overseas markets:

        Europe—Net sales decreased 10.1% in the three months ended March 31, 2009 compared to the same period in 2008, and sales volumes decreased 6.5% in the same period, mainly due to the effects of the global economic recession in the region, particularly as demand for imported frozen products in the European market declined as supplies of chilled products increased as a result of increases in local production.

        Middle East—Net sales increased 12.3% in the three months ended March 31, 2009 compared to the same period in 2008, and sales volumes increased 17.7% during the same period, which was partially offset by the decrease in average selling prices mentioned above.

        Far East—Net sales increased 4.8% in the three months ended March 31, 2009 compared to the same period in 2008, mainly due to a gradual recovery of average selling prices during the period, which was partially offset by a decrease in sales volumes of 6.7% in the same period.

        Eurasia—Net sales decreased 8.6% in the three months ended March 31, 2009 to the same period in 2008, and sales volumes decreased 0.6% during the same period, mainly due to the effects of the global economic recession in the region, in particular in the Russian market, which reduced quotas for imports of Brazilian products.

        Africa, the Americas and Other Countries—Net sales increased 26.3% in the three months ended March 31, 2009 compared to the same period in 2008, and sales volumes increased 5.5% during the same period, mainly due to increased sales of whole chicken and other meat products, especially in Africa and Venezuela.

Cost of Sales

        Cost of sales increased 7.4% to R$2,068.0 million in the three months ended March 31, 2009 from R$1,925.3 million in the same period in 2008. As a percentage of net sales, cost of sales increased to 79.4% of net sales in the three months ended March 31, 2009 as compared to 78.2% in the same period in 2008, mainly due to: (1) significant increases in the price of materials—in particular, packaging and freight; (2) a 20% reduction in production of products for the export markets, which generated decreased utilization capacity and increased relative costs in the production chain; and (3) the partial re-allocation of production from the Rio Verde unit to other units following fire at such complex.

        Corn and soybean prices significantly increased in the first half of 2008, translating into higher production costs through the end of the third quarter of 2008. In addition, we faced a sharp currency devaluation in the fourth quarter of 2008. On the other hand, the effects of commodity price increases on our cost of sales has gradually become somewhat less significant as a share of our total costs as we have grown the processed foods part of our business.

Gross Profit and Gross Margin

        Our gross profit decreased 0.2% to R$535.1 million in the three months ended March 31, 2009 from R$536.4 million in the same period in 2008. Our gross margin was 20.6% in the three months ended March 31, 2009, compared to 21.8% in the same period in 2008, due to increases in cost of sales as a percentage of net sales explained above.

Operating Expenses

        Operating expenses increased 19.2% to R$530.9 million in the three months ended March 31, 2009 from R$445.5 million in the same period in 2008. As a percentage of net sales, operating expenses were 20.4% in the three months ended March 31, 2009, compared to 18.1% in the same period in 2008.

Commercial expenses increased 21.8%, mainly due to increased expenses relating to warehousing and distribution (primarily as a result of a fire at the Rio Verde complex) and marketing. Administrative expenses decreased 8.6%, mainly due to efforts to reduce headcount and integrate operations.

Operating Income Before Financial Expenses and Other

        Our operating income before financial expenses and other decreased 95.4% to R$4.1 million in the three months ended March 31, 2009 from R$91.0 million in the same period in 2008, and our operating margins decreased to 0.2% in the three months ended March 31, 2009 compared to 3.7% in the same period in 2008. This decrease was mainly a result of the global economic recession and the increased cost of sales and operating expenses.

Financial Expenses, Net

        Our financial expenses, net increased 190.7% to R$100.3 million in the three months ended March 31, 2009 from R$34.5 million in the same period in 2008, primarily as a result of an increase in net debt, which additional indebtedness was incurred in view of the global economic recession to support our working capital and capital expenditures.

Income Tax and Social Contribution

        Income tax and social contribution was an expense of R$108.3 million in the three months ended March 31, 2009, compared to a benefit of R$15.0 million in the same period in 2008, primarily due to the merger of our former wholly owned subsidiary Perdigão Agroindustrial S.A. into our company, which resulted in a income tax and social contribution expense of R$132.0 million. We believe that this significant tax expense will be more than offset in the future by synergies and lower costs and expenses that will result from such merger.

Net Income

        Net income decreased to a net loss of R$226.0 million in the three months ended March 31, 2009 from R$51.0 million in the same period in 2008 for the reasons set forth above.

Liquidity and Capital Resources Information

        Our main cash requirements are the servicing of our debt, capital expenditures relating to expansion programs, acquisitions and the payment of dividends and interest on shareholders' equity. Our primary cash sources have been cash flow from operating activities, loans and other financings, and sales of marketable securities. We believe that these sources of cash will be sufficient to cover our working capital needs in the ordinary course of our business. In connection with our proposed business combination with Sadia, we have announced that we expect to seek additional equity financing to help us manage the additional liabilities of the combined company.

Cash Flows from Operating Activities

        We had negative net cash flow from operating activities of R$24.0 million for the three months ended March 31, 2009 compared to R$218.7 million for the same period in 2008. The negative net cash flow from operating activities in the three months ended March 31, 2009 was principally due to the net loss of R$226.0 million for the quarter. The net income of R$51.0 million in the same period in 2008 was absorbed by the need for working capital.

        Our working capital (defined as total current assets minus total current liabilities) was R$2,537.0 million as of March 31, 2009 compared to R$1,493.0 million as of March 31, 2008, principally due to the acquisitions that occurred in the first quarter of 2009 as well as our organic growth.

Cash Flows Used in Investing Activities

        For the three months ended March 31, 2009, we used R$126.6 million of our cash flows in investing activities, compared with R$685.4 million for the same period in 2008. For the three months ended March 31, 2009, cash invested in investing activities was directed principally to property investments in the amount of R$120.5 million, the acquisition/formation of capital in the amount of R$46.2 million and compensation from the sale of assets for R$17.4 million.

Cash Flows Provided by Financing Activities

        We used R$12.5 million in cash for financing activities for the quarter ended March 31, 2009, compared to R$227.6 million for the same period in 2008. For the three months ended on March 31, 2009, the cash used for financing activities consisted primarily of dividend and interest payments on equity for R$24.8 million, partially offset by net lending of R$12.3 million.

Debt

        We use the proceeds of our indebtedness primarily for capital expenditures, liquidity and purchases of raw materials. The following table sets forth our debt profile as of March 31, 2009.

	At March 31, 2009
	Short-term	Long-term	Total
	(in millions of reais)
Local currency	604.6	659.6	1,264.2
Foreign currency	1,199.2	2,942.2	4,141.4

Total debt	1,803.8	3,601.8	5,406.0

        The following table sets forth details concerning the composition of our indebtedness.

	At March 31, 2009
	Short-term	Long-term	Total
	(in millions of reais)
Debt in foreign currency:
Pre-paid exports	366.6	1,194.2	1,560.8
Finem—BNDES	12.4	68.9	81.3
Trade-related facilities	287.1	1,679.1	1,966.2
ACC/ACE	440.6	—	440.6
Gains/losses with derivatives	76.1	—	76.1
Working capital	16.4	—	16.4
Total foreign currency	1,199.2	2,942.2	4,141.4
Debt in local currency:
Rural credit financing	290.2	—	290.2
Finem—BNDES	64.2	466.7	530.9
Debentures—BNDES	4.2	2.1	6.3
Tax incentives and other	246.0	190.8	436.8
Total local currency	604.6	659.6	1,264.2
Gross debt	1,803.8	3,601.8	5,405.6
Cash and equivalents and marketable securities:
In foreign currency	856.2	—	856.2
In local currency	947.0	—	947.0
Total	1,803.2	—	1,803.2
Net debt	(0.6)	(3,601.8)	(3,602.4)

        Our principal debt instruments are described below.

        Pre-Export Facilities.    Our principal operating subsidiary, Perdigão Agroindustrial S.A., or "Perdigão Agroindustrial," had several pre-export facilities in an aggregate outstanding amount of R$1,560.8 million as of March 31, 2009. The indebtedness under these facilities is generally denominated in U.S. dollars, and maturities vary from one year to seven years. Perdigão Agroindustrial's pre-export facilities generally bear interest at LIBOR plus a margin, with an average all-in interest rate of 6.02% per year as of March 31, 2009, payable in arrears or in some instances at maturity. Under each of these facilities, Perdigão Agroindustrial, Perdigão International, Avipal, Perdigão and Eleva receive a loan from one or more lenders secured by the accounts receivable relating to exports of our products to specific customers. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on liens, mergers and, in certain cases, financial covenants.

        Trade-Related Facilities.    Our subsidiaries Perdigão International Ltd. and Plusfood had several trade-related facilities in an aggregate outstanding amount of R$1,754.9 million as of March 31, 2009. The indebtedness under these facilities is denominated in U.S. dollars, and maturities vary from three years to five years. Perdigão International's trade-related facilities bear interest at LIBOR plus a margin, with an average all-in interest rate of 1.33% per year at March 31, 2009, generally payable annually. Under each of these facilities, Perdigão International Ltd. receives a loan the proceeds of which are used to import raw materials and for other working capital needs. The facilities are generally guaranteed by Perdigão S.A. The principal covenants under these agreements include limitations on mergers and sales of assets.

        BNDES Facilities.    We have a number of outstanding obligations to BNDES, including loans in the amount of R$612.2 million as of March 31, 2009 and debentures in the amount of R$6.2 million as of March 31, 2009. The loans and debentures from BNDES were entered into to finance purchases of machinery and equipment and construction, improvement or expansion of our production facilities. Principal and interest on the loans and debentures are generally payable monthly, with final maturities on various dates from 2011 through 2015. The principal amount of the loans is denominated in reais, the majority of which bears interest at the TJLP rate plus a margin of approximately 2.0% to 6.4% per year.

        The remaining amounts are linked to the Unidade Monetária BNDES, or "UMBNDES," basket of currencies, which are the currencies in which BNDES borrows, and bear interest at the UMBNDES rate, which reflects the daily exchange rate fluctuations in the currencies in that basket. The debentures are denominated in reais and bear interest at the TJLP rate plus 6.00%. The loans and debentures are guaranteed by Perdigão S.A. and, in most cases, are secured by equipment and facilities. The principal covenants under these agreements include limitations on indebtedness and liens; mergers and sales of assets; and, in a few cases, financial covenants, including the ratio of shareholders' equity to total assets, the ratio of current assets to current liabilities and the ratio of total assets to total liabilities.

        FINAME Financing.    Included in the loans in the amount of R$612.2 million from BNDES described in the prior item is certain financing we and our subsidiaries have obtained through several banks from the Special Agency for Industrial Financing (Agência Especial de Financiamento Industrial, or "FINAME") for a total of R$19.7 million as of March 31, 2009, which amount is included under "tax incentives and other" in the table above. The debt is denominated in reais, and the maturity varies from between four to five years. Interest is charged at an average rate of 10.48%. We use the funds from these contracts to purchase machinery and equipment. These contracts are secured, usually by the pledge of the financed assets (which cannot be subject to further liens), and are generally supported by guarantees and, in some cases, by promissory notes issued by the debtor equal to the principal amount of the debt. Most of the contracts provide for acceleration in the event of corporate restructuring without prior consent of the creditor.

        ACCs and ACEs.    We obtain short-term pre-export loans known as Advances on Exchange Contracts (Adiantamentos de Contratos de Câmbio), or "ACCs," and export loans known as Advances on Export Contracts (Adiantamentos de Contratos de Exportação), or "ACEs." Central Bank regulations permit companies to obtain short-term financing under ACCs due within 360 days from the scheduled shipment date of export goods or short-term financing under ACEs due within 90 days from the actual shipment date of export goods, in each case from Brazilian banks but denominated in U.S. dollars. We had ACCs and ACEs in an aggregate outstanding principal amount of R$440.6 million as of March 31, 2009. Our ACCs and ACEs bore interest at an average rate of 5.55% as of March 31, 2009.

        Industrial Credit Notes.    We issue industrial credit notes (Cédulas de Crédito Industrial), receiving credits from official funds (the Fund for Worker Support (Fundo de Amparo ao Trabalhador) and the Constitutional Fund for Financing in the Midwest (FundoConstitucional de Financiamento de Centro-Oeste)) in the amount of R$81.6 million as of March 31, 2009, which amount is included under "tax incentives and other" in the table above. The notes have maturity dates of up to seven years, ending in 2013 and 2014. Interest is usually calculated as the sum of an average variable rate of 11.0% of TJLP. These titles are secured by pledge of machinery and equipment and real estate mortgages.

        Rural Credit Financing.    We had entered into short-term rural credit loans in the amount of R$290.2 million as of March 31, 2009 with several commercial banks under a Brazilian federal government program that offers an interest rate of 6.75% per year as an incentive to invest in rural activities. We generally use the proceeds of these loans for working capital.

        State Tax Incentive Financing Programs.    We also had R$129.6 million outstanding as of March 31, 2009 under credit facilities offered under state tax incentive programs to promote investments in those states, which amount is included under "tax incentives and other" in the table above. Under these programs, we are granted credit proportional to the payment of ICMS tax generated by investments in the construction or expansion of manufacturing facilities in these states. The credit facilities have a 20-year term and fixed or variable interest rates based on the IGP-M plus a margin.

        Export Credit Notes    We also had R$247.2 million outstanding as of March 31, 2009 under export credit notes to finance our exports with several commercial banks in Brazil that offer an average interest rate of 8.07% per year, which amount is included under "tax incentives and other" in the table above. We generally use the proceeds of these export credit notes for working capital.

        Derivatives.    We enter into foreign currency exchange derivatives under which we had exposure of R$76.1 million as of March 31, 2009. The counterparties include several Brazilian financial institutions and involve the exchange of taxes and the purchase and sale of currency. Their maturity dates vary from two to nine months, most of them ending in May, June and July of 2009. These transactions do not require the provision of guarantees and follow the rules of the BM&F or the CETIP. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" of our Annual Report on Form 20-F filed on June 30, 2009 for more information on our derivatives.

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Exhibit 99.5
BRF—BRASIL FOODS S.A. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2009